UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building, Xicheng District, Beijing,

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Judicial Freezing of TRX ZJ shares held by WDZG Consulting

On December 13, 2024, TIAN RUIXIANG Holdings Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”, “we”, or “our”), through a search of publicly available information, learned that all the equity shares of its variable interest entity (the “VIE”), Zhejiang Tianruixiang Insurance Broker Co. LTD. (“TRX ZJ”), owned by its sole shareholder, Beijing Wandezhonggui Management Consulting Co., Ltd. (“WDZG Consulting”), had been judicially frozen since May 4, 2023, due to debts owed by WDZG Consulting to its creditors (the “Freezing”), as indicated by the PRC National Enterprise Credit Information Publicity System. WDZG Consulting did not notify us of the Freezing and we did not report the Freezing in a timely manner due to a lack of effective disclosure controls and procedures.

Neither we nor our subsidiaries own any equity interest in TRX ZJ. Instead, we control and receive the economic benefits of TRX ZJ’s business operation through a series of contractual arrangements. Guangzhou Tianruixiang Management Consulting Co. Ltd. (“WFOE”), TRX ZJ, and TRX ZJ’s sole shareholder, WDZG Consulting entered into a series of contractual arrangements, also known as the “VIE Agreements”, on May 20, 2019. Under United States generally accepted accounting principles (“U.S. GAAP”), the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE, for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. The sole direct shareholder of TRX ZJ is WDZG Consulting, which is controlled by Beijing One Yuan Benju Management Consulting Co., Ltd. (“One Yuan”). Baohai Xu, who is the father of our CEO, Sheng Xu, owns 99% equity shares of One Yuan.

As a result of the Freezing, any or all of the 18 creditors of WDZG Consulting can start a judicial auction of the equity shares of TRX ZJ at any time, in accordance with PRC regulations and judicial procedures. If the equity shares of TRX ZJ were acquired by a third party at such judicial auctions, then the VIE agreements between the Company, WFOE and TRX ZJ would be terminated and become void, and we would lose control of TRX ZJ under the VIE Agreements. The Company's management plans to closely monitor any potential enforcement actions and will direct WFOE to participate in the bidding process for judicial auctions in order to acquire the equity shares of TRX ZJ, thereby maintaining the Company's control of TRX ZJ through direct ownership by WFOE. However, due to the numerous uncertainties associated with judicial auctions that are beyond the Company's control, such as the number of bidders and the competitiveness of the bidding process, we cannot guarantee that we will be able to retain control of TRX ZJ if its shares are subject to enforcement proceedings as a result of the Freezing.

As advised by our PRC Counsel, Yuan Tai Law Office, as of the date of this report, the Freezing has not affected the business activities of TRX ZJ and the VIE agreements remain valid. As a holding company, we do not have any substantive business operations and rely on the VIE Agreements for our business operations. TRX ZJ owns significant assets, such as permits, domain names and IP rights, among others. If the VIE Agreements are terminated and we lose control of TRX ZJ as a result of judicial enforcement proceedings, then our PRC operating entities would not be able to continue the insurance brokerage operations and the value of our securities could decline substantially or become worthless.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: January 2, 2025	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer